Exhibit 99.1

Vertical Aerospace unveils Valo - the eVTOL aircraft set to redefine urban air mobility and usher in a new era of flight

•	A significantly enhanced design built on the successes of the VX4 prototype test programme
•	A flexible, premium cabin for up to 6 passengers with class-leading luggage capacity
•	Engineered to meet the highest certification standards, targeting approval in 2028 before entering service with Vertical’s airline and operator customers
•	First full-scale reveal today in Canary Wharf, signaling the UK's return to aircraft manufacturing leadership

London, UK; New York, USA – 10 December 2025:

Vertical Aerospace (NYSE: EVTL) (“Vertical” or “the Company”), a global aerospace and technology company that is pioneering electric aviation, today revealed Valo, its new commercial eVTOL aircraft that will enter into service following regulatory approval.

Valo is the aircraft that succeeds Vertical’s VX4 prototype - with a new, more advanced design shaped by extensive insights from the Company’s piloted test programme and direct feedback from airline and operator customers.

Developed in collaboration with leading aerospace partners, including Honeywell, Syensqo and Aciturri, Valo introduces a more aerodynamic airframe, an under-floor battery system, redesigned wing and propeller architecture, upgraded materials, and full certifiable redundancy to meet the world’s most rigorous safety standards.

Designed to fly up to 100 miles at speeds of up to 150 mph with zero operating emissions, Valo is targeting airliner-level safety certification in 2028 ahead of entering service with our airline and operator customers. Early commercial routes are expected to include airport-to-city centre connections.

Valo, unveiled in London on 10 December

Premium cabin and largest luggage capacity

Valo’s premium cabin will launch with four seats, offering panoramic windows, generous personal space, and a cockpit divider for enhanced safety and privacy. The aircraft’s flexible design enables expansion to six seats, with the potential to improve operator economics and lower fares for passengers. Valo’s platform also supports emergency medical services, cargo missions and, in the future, defence, hybrid and autonomous variants.

Valo’s premium cabin offers panoramic windows, generous personal space, and a cockpit divider for enhanced safety and privacy

Crucially, Valo features the largest cargo hold within its class, developed in response to airliner feedback. With room for six cabin bags and six checked bags, passengers can travel without compromise – a major advantage on airport-to-city services.

A generous cargo hold for up to six cabin bags and six check-in bags

From prototype to product

Vertical is now close to completing full piloted transition flight with its full-scale prototype - the defining manoeuvre of electric aviation in which the aircraft shifts from vertical lift to forward flight. Earlier test phases validated hover, thrustborne and wingborne performance, generating thousands of data points that directly shaped Valo’s certifiable design.

Vertical will now build seven certification aircraft in the UK to support final testing with the UK Civil Aviation Authority (CAA) and the European Union Aviation Safety Agency (EASA) ahead of targeted Type Certification in 2028. After certification, Valo will enter commercial service.

Stuart Simpson, CEO, Vertical Aerospace, said:

“With the launch of Valo, Vertical moves from prototype developer to aerospace manufacturer. Valo is the aircraft that turns electric flight into a commercial reality - clean, quiet, fast and engineered for everyday service. It marks a new dawn in transport, one that will connect people in minutes, not hours.”

Domhnal Slattery, Chair, Vertical Aerospace, said:

“Valo sets a new standard - bigger, safer and more capable than anything in the sector. It’s a breakthrough for aviation and a clear sign of the UK’s leadership in aerospace. Valo embodies the best of Vertical - precision engineering, passenger-first design and deep collaboration with global aerospace partners - creating an aircraft with the most compelling operator economics.”

A major boost for UK aerospace and economy

The introduction of Valo will mark the UK’s return to designing and manufacturing new whole commercial aircraft for the first time in over 30 years and a significant opportunity for the national economy. According to an independent report published last week by Frontier Economics, Vertical is expected to create over 2,000 high-skilled UK jobs and contribute £3 billion annually to the economy by 2035.

Public open house today

Vertical is hosting a public open house from 10:00–14:00 GMT at The Pelligon, Canary Wharf, where visitors can see Valo at full scale.

Notes to Editor

Valo – Key Target Technical Specifications

•	Range & Speed: Up to 100 miles at up to 150 mph, with zero operating emissions and quiet performance (<50 dBA in cruise).
•	Battery power: Eight liquid-cooled under-floor battery packs; ~12-minute short-mission recharge; architecture designed to accommodate future battery advances.
•	Safety: Designed to meet airliner-level safety standards (UK/EU 10⁻⁹; CAA/EASA, SC-VTOL Category Enhanced), enabling truly global portability.
•	Redundancy: Eight electric motors (EPUs), each powered by multiple electrically isolated power lanes to ensure maximum safety.
•	Cabin & Payload: Largest cabin in its class; seating for up to six passengers plus observer seat; 550 kg / 1,200 lbs total payload at entry into service; space for six cabin bags and six checked bags; cockpit divider for safety and privacy.
•	Versatility: Supports EMS, cargo, and future defence, hybrid and autonomous variants.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including GKN, Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the introduction of the Valo aircraft, the certification and the commercialization of Valo and the timing thereof, the final design and manufacture of Valo, the features and capabilities of Valo, the build of certification aircraft and timelines for that, Vertical’s business strategy and plans and objectives of management for future operations, including capital expenditure requirements, which may be higher than anticipated; our ability and plans to raise additional capital to fund our operations; the completion of the piloted test programme phases including transition flight on the intended timeline or at all; the assumptions underlying the Company’s goals; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our plans for capital expenditures, as well as statements that include the words goals,” “targets,” “objectives,” “plan,” “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: we may not be able to raise funding through equity securities on acceptable terms, or at all; if we are unable to raise additional capital when we need or want them or generate sufficient cash flows, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition; our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; certain underlying agreements relating to the initial production facilities are non-binding and may be subject to change or termination. The goal targets, expectations and estimates included in this press release were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such goals, targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors that may affect actual results and cause the results reflected in such goals, targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.